Cybin Inc. Reports Second Quarter Financial Results and Recent Business Highlights

TORONTO, CANADA – November 14, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics®, today reported unaudited financial results for its second quarter ended September 30, 2022, and recent business highlights.
“We have continued to make progress as planned, advancing our clinical pipeline of modified psychedelic-based molecules while also strengthening our drug discovery platform of differentiated preclinical compounds,” said Doug Drysdale, Chief Executive Officer of Cybin.
“In addition to our clinical work, we have been actively broadening our robust IP portfolio through securing strategic licensing agreements for preclinical psychedelic-based compounds that will support our ongoing drug development efforts. These recent initiatives will also pave the way for Cybin to continue to pursue the potential creation of safe and effective therapeutics for patients facing the challenges of mental health conditions,” continued Drysdale.

Second-Quarter Financial Information:

•Cash totaled C$29.9 million as of September 30, 2022, and C$27.1 million as of November 14, 2022.
•Net loss was C$10.0 million for the quarter ended September 30, 2022.
•Cash-based operating expenses totaled C$11.3 million of which C$2.0 million were one-time costs.
•Cash flows used in operating activities were C$14.7 million for the quarter ended September 30, 2022 of which C$2.5 million were one-time, non-recurring costs and C$2.4 million were recorded to prepaid expenses related to future clinical work.

•Pursuant to the previously announced at-the-market (“ATM”) US$35 million equity program, as of November 14, 2022, the ATM allows Cybin to issue and sell up to an additional US$28.9 (C$38.4) million of common shares. Depending on market conditions, this will allow Cybin to access additional cash for growth opportunities and working capital.
Recent Business and Pipeline Highlights:
•Reported progress update on CYB004-E Phase 1 trial. The CYB004-E trial evaluating N,N-dimethyltryptamine (“DMT”) completed dosing for four out of five participant cohorts with no clinically significant safety or tolerability issues. The study is assessing the pharmacokinetics (“PK”) and pharmacodynamics (“PD”) of DMT and is anticipated to provide safety and dosing data to inform the future development of CYB004, the Company’s proprietary DMT molecule for the potential treatment of anxiety disorders.
•Strengthened drug discovery platform and intellectual property (“IP”) portfolio through multiple licensing arrangements. These licensing arrangements, which include a catalog of tryptamine-based molecules acquired from Mindset Pharma Inc., complement Cybin’s existing preclinical library, broaden the Company’s IP reach and create a path for potential future pipeline expansion. These arrangements also provide the Company with additional access to IP from more than 15 patents or patent applications. Collectively, Cybin now has access to more than 35 patents and applications through a combination of internal filings and licensing arrangements.
•Commenced dosing in Phase 1/2a trial of CYB003 for the treatment of major depressive disorder (“MDD”). CYB003 is the Company’s first novel psilocybin analog to enter clinical development. The Phase 1/2a trial is a randomized, double-blind, placebo-controlled study evaluating the safety, tolerability, PK and PD of up to two doses of CYB003 in approximately 32 patients with moderate to severe MDD. In preclinical studies, CYB003 demonstrated faster onset and shorter duration of effect, less variability in plasma levels, and improved brain penetration when compared to oral psilocybin, suggesting that CYB003 has the potential to address therapeutic limitations associated with oral psilocybin.

•Established an ATM equity program allowing the Company to issue and sell up to USD$35 million of common shares in the capital of the Company. Cybin intends to use the net proceeds from the sale of shares under the ATM program for growth opportunities and working capital initiatives.
Upcoming Pipeline and Strategic Milestones:
•CYB003: Deuterated psilocybin analog for the potential treatment of MDD

The Company plans to provide an interim safety and PK readout from the Phase 1/2a study in early 2023.i

•CYB004: Deuterated DMT for the potential treatment of anxiety disorders
The CYB004-E Phase 1 study is currently underway and is evaluating DMT, in healthy volunteers. The Company expects to complete the Phase 1 study in early calendar 2023i.

•CYB005: Phenethylamine derivative for the potential treatment of neuroinflammation The Company expects to provide an update on its CYB005 program in the coming months, at which time the Company will complete its assessment of the potential path forward for this candidate, including whether to develop internally or by way of a third-party partnership.ii

•Kernel Flow®
Cybin and its partner HI, LLC dba Kernel (“Kernel”), expect to report data from a Phase 1 feasibility study evaluating Kernel’s Flow® technology to measure ketamine's psychedelic effect on cerebral cortex hemodynamics at the end of 2022. Results from the study will inform the next steps forward for this important program.iii
“Our commitment to discovering and developing innovative psychedelic-based treatment options for areas of high unmet need is unwavering. We are focused on strengthening our position as an innovator in the industry and thereby differentiating ourselves in the psychedelics space to deliver long-term value to all our stakeholders,” concluded Drysdale.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the ATM program and the anticipated results ; the anticipated results and potential of the Company’s CYB003 Phase 1/2a trial; the Company’s plans to provide an interim safety and PK readout from the Phase 1/2a study in early 2023; statements regarding the Company’s Phase 1 DMT clinical study for CYB004-E and anticipated results; the Company’s statements regarding its preclinical data for CYB005 and partnering opportunities; statements regarding the Phase 1 Kernel Flow feasibility study and anticipated results; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company’s listing statement dated November 9, 2020 which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-460

___________________________

i There is no assurance that these timelines will be met. Anticipated timelines regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company
ii Anticipated timelines and spending regarding drug development are based on reasonable assumptions informed by current knowledge and information available to the Company. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date. This statement is based on the following material factors and assumptions: (a) the Company assumes it will enter into a contract with a licensed third-party vendor to undertake extensive preclinical characterization of target molecules on the Company’s behalf; (b) the Company anticipates to complete a number of animal models and the completion of Absorption, Distribution, Metabolism, and Excretion profiles; and (c) the Company assumes to enter into third party agreements in order to complete a range of additional preclinical programs including but not limited to dose-ranging studies in multiple animal species, toxicity studies in multiple animal species, genotoxicity studies, teratogenicity studies, along with neuropharmacological, pulmonary, and cardiovascular profiling before the final selection of drug candidates for entry into human trials. As of the date hereof, it has not yet completed the aforementioned items. Such statements are informed by, among other things, regulatory guidelines for developing a drug with safety studies, proof of concept studies, and pivotal studies for new drug application submission and approval, and assumes the success of implementation and results of such studies on timelines indicated as possible by such guidelines, other industry examples, and the Company’s development efforts to date
iii There is no assurance that these timelines will be met. Anticipated timelines regarding sponsorships are based on reasonable assumptions informed by current knowledge and information available to the Company from sponsorship partners